F&G Annuities & Life, Inc.
801 Grand Avenue, Suite 2600
Des Moines, Iowa 50309
November 16, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Messrs. John Stickel and John Dana Brown

Re:	F&G Annuities & Life, Inc. Request for Acceleration of Effectiveness of Registration Statement on Form 10 (File No. 001-41490)
Dear Messrs. Stickel and Brown:
Reference is made to the Registration Statement on Form 10 (File No. 001-41490) (as amended to date, the “Registration Statement”) filed by F&G Annuities & Life, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).
Fidelity National Financial, Inc. (“FNF”) has set November 22, 2022 as the record date for the distribution of approximately fifteen percent (15%) of the shares of Company common stock (the “Shares”), which is expected to occur at 12:01 a.m. Eastern time on December 1, 2022. FNF and the Company would like for the Shares to commence trading on the NYSE on a “when issued” basis as soon as practicable and potentially as early as November 21, 2022, one business day prior to the record date. Accordingly, the Company hereby requests that the effectiveness of the Registration Statement be accelerated such that it be declared effective as of 12:00 p.m. Eastern time on November 18, 2022, or as soon thereafter as practicable, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.
If you have any questions or require any additional information regarding this request, please contact Jon A. Hlafter of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2512. We request that we be notified of the effectiveness of the Registration

November 16, 2022

Statement by a telephone call to Mr. Hlafter and that such effectiveness also be confirmed in writing to the address above.

Very truly yours,

F&G ANNUITIES & LIFE, INC.

By:	/s/ Jodi Ahlman
Name:	Jodi Ahlman
Title:	General Counsel & Secretary

cc:	Michael L. Gravelle (Fidelity National Financial, Inc.) Jon A. Hlafter (Skadden, Arps, Slate, Meagher & Flom LLP)
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